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                              January 8, 2024

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Bitcoin Trust (BTC)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Bitcoin
Trust (BTC)
                                                            Amendment No. 4 to
Registration Statement on Form S-3
                                                            Filed January 8,
2024
                                                            File No. 333-275079

       Dear Michael Sonnenshein:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-3

       Liquidity Providers, page 15

   1. Please revise your disclosure to clarify whether and to what extent any of the Liquidity
                                                        Providers are
affiliated with or have any material relationships with any of the Authorized
                                                        Participants.
       Risk Factors, page 17

   2. Please add risk factor disclosure addressing the risks related to your Authorized
                                                        Participants acting in
the same capacity for several competing products.
 Michael Sonnenshein
FirstName  LastNameMichael
Grayscale Bitcoin Trust (BTC)Sonnenshein
Comapany
January    NameGrayscale Bitcoin Trust (BTC)
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
General

3. In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:      Joseph Hall